FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell

Summary results

THIRD QUARTER			$ million	NINE MONTHS
2005	2004	%		2005	2004	%

9,032	5,371	+68	Income attributable to shareholders [1,2]	20,943	13,969	+50
1,663	990		Estimated current cost of supplies (CCS) adjustment for Oil Products segment - see note 2	3,398	1,594

7,369	4,381	+68	CCS earnings [1,2]	17,545	12,375	+42

6,646	6,878		Cash from operating activities Cash from operating activities excluding net working capital movements and taxation paid/accrued - see note 7	21,648	20,188
10,479	7,849			28,241	21,627
4,105	3,548		Capital investment	11,480	10,090
3,207	3,608		Upstream production (thousand boe/d)	3,523	3,749

1. including discontinued operations – see note 3 2. excluding minority income attributable to Royal Dutch shareholders of $46 million in the third quarter 2005 – see note 1

Good performance across the business

  Record financial results with basic earnings per share of $1.35
  $6.6 billion cash from operations
  Upstream earnings capture oil price increases; Downstream earnings very strong
  3,523 thousand barrels of oil equivalent (boe) per day production for 9 months to end September
  Including hurricane impacts, the production outlook for 2005 is around 3.5 million boe per day and for 2006 is in the lower half of the 3.5 to 3.8 million boe per day range
  2004-2006 divestment programme at $13.7 billion, ahead of schedule
  Third quarterly dividend declared equivalent to some $1.9 billion (subject to exchange rates)
  0.9% of Royal Dutch Shell shares bought back for cancellation in the quarter

Chief Executive Jeroen van der Veer said, “Our operational performance is paying off with good results. We continue to build our portfolio of integrated gas, unconventional resources and material oil projects and the focused exploration strategy is working. We are attracting the key people to execute our projects and have already recruited around 1,000 technical professionals so far this year. Project management, operations, customers and technology are central to our success and to meet the challenges. We are very grateful to our employees for their great efforts during and after the hurricanes in the USA. Despite the impact of the hurricanes, the production outlook for 2005 is around 3.5 million boe per day. LNG growth continues at pace. Downstream performance, profitability and cash generation remain very satisfactory”.

  Basic earnings per share for Royal Dutch Shell (see note 9) in the third quarter 2005 were $1.35, an increase of 69% compared to a year ago. Basic CCS earnings per share for Royal Dutch Shell were $1.10, an increase of 69% compared to a year ago.
  Third quarter 2005 interim dividends have been announced of €0.23 per A and B share for Royal Dutch Shell.

Segment earnings

THIRD QUARTER			$ million	NINE MONTHS
2005	2004	%		2005	2004	%
			Segment earnings
4,977	2,343		Exploration & Production	10,677	6,905
556	354		Gas & Power	1,043	1,210
1,726	1,525		Oil Products (CCS basis)	5,634	4,254
321	572		Chemicals	1,029	1,168
(211)	(413)		Other segments/Corporate/Minority interest	(838)	(1,162)
7,369	4,381	+68	CCS earnings	17,545	12,375	+42

Earnings in the third quarter 2005 reflect the following items, which in aggregate were a net gain of $1,569 million (compared to a net charge of $28 million in the third quarter 2004):

  Exploration & Production earnings included a net gain of $1,765 million, mainly from the divestment of pipeline assets held through Gasunie NV in the Netherlands and a gain related to the mark-to-market valuation of certain UK gas contracts ($104 million).
  Gas & Power earnings included a net gain of $94 million, mainly related to divestments.
  Chemicals included net charges of $184 million for legal charges and from the sale of the polyolefins joint venture Basell mainly from exchange rate movements on the final settlement.
  Other Industry and Corporate segments included impairment charges of $60 million.
  Income attributable to shareholders and CCS earnings include a deduction of minority income attributable to the Royal Dutch shareholders of $46 million.

Key features of the third quarter 2005

Basic earnings per share –see note 9
  Basic earnings per share for Royal Dutch Shell (see note 9) in the third quarter 2005 were $1.35, an increase of 69% compared to a year ago. Basic CCS earnings per share for Royal Dutch Shell were $1.10, an increase of 69% compared to a year ago.

Third quarter 2005 interim dividend	Third quarter 2005 interim dividends have been announced of €0.23 per share for Royal Dutch Shell.

Reported income	Third quarter 2005 reported income of $9,032 million was 68% higher than a year

CCS earnings - see note 2
  CCS earnings (i.e. on an estimated current cost of supplies basis for the Oil Products segment earnings) were $7,369 million, 68% higher than a year ago. Income in the third quarter 2005 included a net gain of $1,569 million mainly from divestments and mark-to-market valuations in Exploration & Production, versus a net charge of $28 million in the same quarter a year ago.

ROACE –see note 4	Return on average capital employed (ROACE) on a reported income basis (see note 4) was 26.3%.

Upstream EP segment earnings
  Exploration & Production segment earnings of $4,977 million were 112% higher than a year ago ($2,343 million), mainly reflecting strong oil and gas price realisations and divestment gains partly offset by lower volumes and higher costs. The earnings included a net gain of $1,765 million versus a charge of $183 million a year ago. The net gain in the third quarter 2005 is mainly from the divestment of pipeline assets held through Gasunie NV in the Netherlands and a gain related to the mark-to-market valuation of certain UK gas contracts ($104 million). Excluding the effects earnings increased by 27% compared to a year ago.

Production
  Hydrocarbon production was 3,207 thousand boe per day including the loss of some 160 thousand boe per day (averaged over the quarter) due to hurricanes in the Gulf of Mexico. Compared to a year ago, excluding the hurricane effect, the end of a production sharing contract in the Middle East of some 100 thousand boe per day, lower entitlements due to higher hydrocarbon prices and the impact of divestments of 30 thousand boe per day, production was 4% lower. New volumes were more than offset by field declines and production downtime in the North Sea.

Upstream GP segment earnings
  Gas & Power segment earnings were $556 million compared to $354 million a year ago, reflecting strong LNG prices and favourable Marketing and Trading conditions. Earnings included gains of $94 million mainly related to asset divestments versus net gains of $103 million a year ago. Excluding the effects earnings were up 84%. LNG volumes increased by 2%.

Downstream OP segment earnings
  Oil Products CCS earnings were $1,726 million compared to $1,525 million for the third quarter 2004, which included a net gain of $52 million mainly related to divestments. Higher earnings due to strong refining margins and improved trading results were partially offset by lower marketing earnings.

Downstream Chemicals segment earnings
  Oil Products CCS earnings were $1,726 million compared to $1,525 million for the third quarter 2004, which included a net gain of $52 million mainly related to divestments. Higher earnings due to strong refining margins and improved trading results were partially offset by lower marketing earnings.

Cash flow from operations	Cash flow from operating activities, excluding net working capital movements and taxation paid/accrued, was $10.5 billion, compared to $7.8 billion a year ago.

Gearing and debt
  Gearing, including other commitments such as operating leases and retirement benefits, and net of cash holdings minus operational cash requirements, was 9.7% versus 13.0% at the end of the second quarter 2005. Cash and cash equivalents increased by $4.5 billion to $16.0 billion and debt increased by $1.1 billion.

Capital investment	Capital investment for the quarter was $4.1 billion (including the minority share of Sakhalin) of which $3.2 billion was invested in the Upstream segments

Proceeds from divestments	Gross proceeds from divestments for the third quarter 2005 were $4.3 billion

Share buy back	Share purchases for cancellation amounted to $2.4 billion for the year to date including $1.9 billion or 0.9% of Royal Dutch Shell shares in the third quarte

Royal Dutch Shell outlook

Share buy back and Royal Dutch shares
  Royal Dutch Shell expects to return $5 billion to shareholders via buy back of shares for cancellation in 2005, with any incremental purchase of remaining shares in Royal Dutch to be additional to this target.

Divestments
  The 2004-2006 divestment target of $12 to $15 billion has been achieved early with the Gasunie transportation assets, Basell and InterGen divestments, raising proceeds from the divestments programme to date to $13.7 billion.

Production outlook
  Including the hurricane impact the production outlook for 2005 is around 3.5 million boe per day and for 2006 in the lower half of the range of 3.5 to 3.8 million boe per day. The outlook for 2009 of 3.8 to 4.0 million boe per day is unchanged.

Gulf of Mexico
  In the Upstream, Shell has restored Gulf of Mexico production to more than 200 thousand boe per day (Shell share) of the approximately 450 thousand boe per day (Shell share) prior to Hurricane Katrina (operated and non-operated). Good progress continues to be made on key assets including Ursa, Mensa, and the Auger pipeline and an additional 150 thousand boe per day (Shell share) is expected to return to production during the fourth quarter 2005, some 80 thousand boe per day above earlier guidance. Approximately 15 million barrels (Shell share) were deferred in the third quarter 2005 and approximately 18 million is expected to be deferred in the fourth quarter 2005. Production from the Mars platform is expected to resume in the second half of 2006.
  Upstream cost after tax (Shell share) associated with hurricane evacuation, people displacement, and repairs to assets and facilities is expected to be around $300 million, prior to insurance recovery. In the third quarter 2005, costs after tax were $27 million and approximately $100 million (after tax) will be spent in the fourth quarter 2005, with the remainder in 2006.
  In the Downstream, following Hurricane Katrina the Convent and Norco refineries were back on line within two weeks after a full shutdown. Following Hurricane Rita, the Deer Park refinery was out of operation for 10 days and the Port Arthur refinery is expected to be back on line shortly. Overall, lost refinery intake was some 4.9 million barrels (Shell share) in the third quarter 2005 and some 4.5 million barrels (Shell share) is expected to be lost in the fourth quarter 2005. Chemicals overall asset utilisation was impacted by 7% in the third quarter with fourth quarter 2005 impact estimated at some 2% to 3%. Downstream costs after tax and prior to insurance recovery associated with the hurricanes are approximately $20 million (Shell share) for the third quarter 2005 and are expected to be around $30 million (Shell share) in the fourth quarter 2005.
  Total Upstream and Downstream costs after tax for hurricane related items are expected to be around $350 million (Shell share) over the period 2005 to 2006. Insurance recovery from external insurers will be available for a significant portion of these costs. However it is too early in the process to provide an estimate for how much that recovery will be.

Capital investment
  The outlook for Shell’s 2005 total capital investment, across all its businesses and activities remains at approximately $15 billion (excluding the minority share of Sakhalin). Guidance for 2006 capital expenditure is expected in December 2005. The capital investment programme will reflect new project opportunities under development as well as an overall update taking into account project progress and market conditions on revenue and cost

Royal Dutch merger
  As stated on 20 September, Royal Dutch Shell’s proposed internal restructuring and merger to achieve governance, management and fiscal efficiencies by unwinding the 60:40 cross holdings below Parent Company level, is expected to be completed during the fourth quarter 2005. As a result of the proposed merger, Royal Dutch Shell is expected to own all the interests in the merged company and the holders of the existing 1.5% public minority in Royal Dutch will receive financial consideration.

Third quarter 2005 investments and portfolio developments

Upstream: Exploration & Production; Gas & Power

Upstream portfolio developments during the quarter:

Shell in Ireland acquired an exploration licence, located in deepwater of the Irish Rockall Trough, some 150 kilometres off the coast. In the 23rd offshore licensing round in the UK Continental Shelf, Shell was awarded a new exploration licence. In Alaska, Shell acquired 19 leases in the western Beaufort Sea adding to the Beaufort leases acquired earlier in Lease Sale 195.

In Malaysia, Shell logged a significant hydrocarbon column in high quality reservoir rock in the deepwater Ubah 2 big cat exploration prospect (Shell share 35%).

In the third quarter 2005, 15 successful exploration and exploratory appraisal wells were drilled in Australia, Brunei, Malaysia, Netherlands, Nigeria, UK, USA, Kazakhstan and Oman, with a success rate year to date of 72%.

The Train 4 and 5 expansion at Nigeria LNG Ltd (Shell share 26%) is in line with expectation. First production from Train 4 expected in the fourth quarter 2005 and construction of Train 5 is more than 90% complete. These two trains will bring Nigeria LNG’s overall production capacity to over 17 million tonnes per annum (mtpa) of LNG. Train 6 (4 mtpa) is on schedule for start up in late 2007.

In addition, the 3.7 mtpa Qalhat LNG project (Shell indirect share 11%) in Oman is on schedule. Commissioning is in progress with first production expected to commence around year-end 2005.

The divestment of the majority of the assets of the InterGen joint venture contributed proceeds exceeding $1 billion. The divestment of the two remaining InterGen assets (in Turkey and Colombia) is progressing to schedule.

Downstream: Oil Products; Chemicals

Downstream portfolio developments during the quarter:

The sale of Shell’s marketing and distribution businesses in the Republic of Ireland and Northern Ireland was announced. Completion of the sale is expected by the end of the year.

The divestment of Oil Products refining, marketing and distribution businesses in the French Antilles and French Guyana was announced. The sale is to take place by the end of 2005.

Shell and Turcas Petrol A.S. signed an agreement relating to a joint venture to combine their marketing and distribution activities in Turkey. Furthermore Koc and Shell participated in the privatization bid for 51% of Turkiye Petrol Rafinerileri A.S. (“Tupras”) a Turkish refining company; Shell will be a minority shareholder in Tupras. The purchase is subject to approval by the Turkish government.

An agreement was signed for the exchange of Shell’s 20% interest in its Rome refinery for Total’s 18% interest in the Reichstett refinery in France. The transaction is subject to regulatory approval and pre-emptive rights by existing partners. The exchange increases Shell’s ownership interest in the Reichstett refinery to 83%.

Shell and BASF completed the sale of their 50:50 polyolefins joint venture Basell, with net after debt proceeds to Shell of over $1 billion.

Earnings by industry segment

THIRD QUARTER			$ million	NINE MONTHS
2005	2004	%		2005	2004	%

4,977	2,343	+112	Segment earnings	10,677	6,905	+55

2,077	2,279	-9	Crude oil production (thousand b/d)	2,129	2,283	-7
6,551	7,706	-15	Natural gas production available for sale (million scf/d)	8,088	8,505	-5

Exploration & Production

Third quarter segment earnings of $4,977 million were 112% higher than a year ago ($2,343 million), mainly reflecting strong oil and gas price realisations and divestment gains partly offset by volumes and higher costs.

The earnings included a net gain of $1,765 million versus a charge of $183 million a year ago. The net gain in the third quarter 2005 is mainly from the divestment of pipeline assets held through Gasunie NV in the Netherlands and a gain related to the mark-to-market valuation of certain UK gas contracts ($104 million). Excluding these effects earnings increased by 27% compared to a year ago.

Segment unit earnings, calculated as segment earnings divided by production for the quarter are $16.87 per boe. Excluding the effects described above, unit earnings were $10.89 per boe and increased by 43% compared to a year ago.

Liquids realisations were 49% higher than a year ago exceeding increases in marker crudes Brent of 48% and WTI of 44%. Outside the USA, gas realisations increased by 37% and in the USA, gas realisations increased by 35%.

Hydrocarbon production in the third quarter 2005 was 3,207 thousand boe per day, reflecting the loss of production from hurricanes in the Gulf of Mexico. Excluding the hurricane loss of production of some 100 thousand boe per day higher than the same quarter last year, the end of a production sharing contract in the Middle East of some 100 thousand boe per day, lower entitlements due to higher hydrocarbon prices and the impact of divestments of 30 thousand boe per day, production was 4% lower than a year ago.

New field production, totalling some 90 thousand boe per day versus a year ago, benefited from Goldeneye (Shell share 49%) in the UK and Holstein (Shell share 50%) in the USA. Field declines were 179 thousand boe per day, mainly in the USA, Norway and the UK. Operational downtime, excluding the Gulf of Mexico, exceeded some 100 thousand boe per day, mainly in the North Sea.

Cost increases reflect increased market rates and commodity prices, the build up of new production and the development of future projects.

Capital investment in the third quarter of $2.5 billion, excluding the minority share of Sakhalin and including exploration expense of $0.2 billion, was 21% higher than in the corresponding period last year.

THIRD QUARTER			$ million	NINE MONTHS
2005	2004	%		2005	2004	%

556	354	+57	Segment earnings	1,043	1,210	-14
2.48	2.44	+2	Equity LNG sales volume (million tonnes)	7.84	7.39	+6

Gas & Power

Gas & Power segment earnings were $556 million compared to $354 million a year ago, reflecting strong LNG prices and favourable Marketing and Trading conditions. Earnings include gains of $94 million mainly related to asset divestments versus net gains of $103 million a year ago. Excluding the effects earnings were up 84%. LNG volumes of 2.48 million tonnes were 2% higher due to sales increases in Malaysia, Oman and Australia partly offset by unscheduled operational downtime in Nigeria and Australia. Ongoing LNG project development progress is consistent with the expected 14% average annual capacity increase to 2009.

THIRD QUARTER			$ million	NINE MONTHS
2005	2004	%		2005	2004	%

3,439	2,557	+34	Segment earnings	9,154	5,924	+55
1,713	1,032		CCS adjustment – see note 2	3,520	1,670
1,726	1,525	+13	Segment CCS earnings	5,634	4,254	+32
3,910	4,205	-7	Refinery intake (thousand b/d)	3,982	4,174	-5
6,625[1]	7,690	-14	Oil product sales (thousand b/d)	7,180	7,566	-5

[1]Certain contracts are classified as held for trading purposes and reported net rather than gross with effect from Q3 2005. The effect in Q3 2005 is a reduction in Total Oil products sales of approximately 850 thousand b/d.

Oil Products

Oil Products third quarter segment earnings were $3,439 million compared to $2,557 million for the same period last year.

Third quarter CCS earnings were $1,726 million up from $1,525 million a year ago and in 2004 included a net gain of $52 million. Higher earnings due to strong refining margins and trading results were partially offset by lower retail marketing margins. Unit earnings were 15% higher than a year ago on a comparable volume definition.

In Manufacturing, Supply and Distribution, third quarter 2005 average industry refining margins increased in Europe and the USA. Refinery intake declined 7% mainly due to refinery divestments. Lost intake from the divested refineries amounted to about 5% of global intake in the third quarter 2004 whereas lower intake due to hurricanes in the Gulf of Mexico amounted to 1%. Refinery utilisation on an Equivalent Distillation Capacity (EDC) basis declined 5.3% to 77.8% mainly due to hurricane related downtime and the Pernis refinery unscheduled downtime in the Netherlands (Shell share 90%).

In Marketing, including Lubricants and B2B (business to business), earnings declined in the third quarter 2005 compared to the same period a year ago. In the USA, gross retail margins came under severe pressure due to higher crude feedstock costs. Retail margins in Asia Pacific and Europe were also down compared to the third quarter 2004. Higher wholesale fuels earnings in Europe partially offset the decline in retail. Marketing sales volumes declined 4% compared to volumes in the third quarter 2004 and increased about 1% relative to the second quarter 2005.

THIRD QUARTER			$ million	NINE MONTHS
2005	2004	%		2005	2004	%

321	572	-44	Segment earnings	1,029	1,168	-12

5,589	6,080	-8	Sales volumes (thousand tonnes)	17,097	18,196	-6

Chemicals

Chemicals segment earnings of $321 million for the quarter compared to earnings of $572 million in the same quarter last year. The third quarter 2005 included net charges of $184 million for legal charges and from the sale of the polyolefins joint venture Basell mainly from exchange rate movements on the final settlement. Excluding these effects earnings were down 12%.

Operating rates declined by 10 percentage points relative to a year ago and sales volumes were lower, reflecting primarily hurricane-related downtime, and supply constraints. Feedstock and energy costs increased significantly from last year impacting margins.

THIRD QUARTER		$ million	NINE MONTHS
2005	2004		2005	2004

(76)	(39)	Other Industry segment earnings	(92)	(63)
173	(167)	Corporate segment earnings	(154)	(629)

97	(206)	Other Industry and Corporate segments earnings	(246)	(692)

Other Industry & Corporate segments

In the third quarter, Other Industry and Corporate segments earnings were $97 million compared to a loss of $206 million a year ago as a result of gains from exchange rate movements and lower interest charges. The third quarter 2005 included impairment charges of $60 million in Other Industry Segments and costs related to the Unification of Royal Dutch and Shell Transport and Trading in Corporate.

Note

All amounts shown throughout this report are unaudited.

Fourth quarter results for 2005 are expected to be announced on 2 February 2006. First quarter results for 2006 are expected to be announced on 4 May 2006, second quarter results for 2006 are expected to be announced on 27 July 2006 and third quarter results for 2006 are expected to be announced on 26 October 2006.

This announcement contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables businesses. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations in crude oil, natural gas and refined products, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Royal Dutch and Shell Transport Annual Reports on Form 20-F for the year ended 31 December 2004 (as amended) for a description of certain important factors, risks and uncertainties that may affect Royal Dutch Shell businesses. Royal Dutch Shell does not undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

27 October 2005

Appendix 1: Royal Dutch Shell financial report and tables

Statement of income (see note 1)

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2005	2005	2004	% [1]		2005	2004	%
94,717	101,383	89,006	+6	Sales proceeds	286,168	243,634	+17
18,282	18,739	18,321		Less: Sales taxes, excise duties and similar levies	54,933	53,549
76,435	82,644	70,685	+8	Revenue	231,235	190,085	+22
60,704	69,464	58,604		Cost of sales	188,733	157,901
15,731	13,180	12,081	+30	Gross profit	42,502	32,184	+32

3,150	3,148	3,110		Selling and distribution expenses	9,462	9,046
613	769	533		Administrative expenses	1,757	1,646
275	248	294		Exploration	784	1,294
3,081	1,080	1,254		Share of profit of equity accounted investments	5,734	3,496
(268)	39	11		Net finance costs and other (income)/expense	(159)	(32)

15,042	10,056	9,387	+60	Income before taxation	36,392	23,726	+53

5,558	4,595	3,790		Taxation	14,427	9,276
9,484	5,461	5,597		Income from continuing operations	21,965	14,450
(93)	-	23		Income from discontinued operations	(307)	65

9,391	5,461	5,620	+67	Income for the period	21,658	14,515	+49
359	225	249		Income attributable to minority interests	715	546

9,032	5,236	5,371	+68	Income attributable to shareholders	20,943	13,969	+50
[1] Q3 on Q3 change

Basic earnings per share (see note 1 and 9)

QUARTERS			NINE MONTHS
Q3	Q2	Q3
2005	2005	2004		2005	2004
1.35	0.78	0.80	Income per share ($)	3.12	2.06
1.10	0.69	0.65	CCS earnings per share ($)	2.61	1.82

Diluted earnings per share (see note 1 and 9)

QUARTERS				NINE MONTHS
Q3	Q2	Q3
2005	2005	2004		2005	2004
1.35	0.78	0.79	Income per share ($)	3.11	2.06
1.10	0.69	0.65	CCS earnings per share ($)	2.61	1.82

Earnings by industry segment1

QUARTERS				$ million	NINE MONTHS
Q3	Q2	Q3
2005	2005	2004	% [2]		2005	2004	%
				Exploration & Production:
4,051	1,644	1,556	+160	World outside USA	7,705	4,679	+65
926	1,101	787	+18	USA	2,972	2,226	+34

4,977	2,745	2,343	+112		10,677	6,905	+55

				Gas & Power:
469	74	345	+36	World outside USA	1,061	1,164	-9
87	(63)	9		USA	(18)	46

556	11	354	+57		1,043	1,210	-14

				Oil Products:
1,229	1,500	1,176	+5	World outside USA	4,204	3,243	+30
497	528	349	+42	USA	1,430	1,011	+41

1,726	2,028	1,525	+13		5,634	4,254	+32

				Chemicals:
291	221	432	-33	World outside USA	792	973	-19
30	38	140	-79	USA	237	195	+22

321	259	572	-44		1,029	1,168	-12

(76)	(8)	(39)		Other industry segments	(92)	(63)

7,504	5,035	4,755	+58	TOTAL OPERATING SEGMENTS	18,291	13,474	+36

				Corporate:
71	(74)	(143)		Interest income/(expense)	(73)	(513)
126	(6)	35		Currency exchange gains/(losses)	80	26
(24)	(130)	(59)		Other - including taxation	(161)	()142

173	(210)	(167)			(154)	(629)

(308)	(199)	(207)		Minority interests	(592)	(470)

7,369	4,626	4,381	+68	CCS EARNINGS	17,545	12,375	+42

1,663	610	990		CCS adjustment for Oil Products	3,398	1,594

9,032	5,236	5,371	+68	Income attributable to shareholders	20,943	13,969	+50

[1] Operating segment results will continue to be presented and discussed in quarterly results announcements (including the CCS adjustment) and in the Annual Report and Accounts on the same basis as used internally by management, therefore before net finance costs, including equity accounted investments and after tax. Segment results in accordance with International Accounting Standard 14 "Segment Reporting" will be disclosed in the Annual Report and Accounts, with a reconciliation to the management basis as presented above.

[2] Q3 on Q3 change

Summarised balance sheet (see note 1 and 6)

$ million

	Sep 30	Jun 30	Sep 30
ASSETS	2005	2005	2004

Non-current assets:
Property, plant and equipment	85,601	84,816	85,357
Intangible assets	4,361	4,403	4,338
Investments:
Equity accounted investments	17,138	18,679	20,709
Financial assets	3,236	3,401	2,435
Deferred tax	3,039	2,961	3,015
Employee benefit assets	2,453	2,320	1,975
Other	4,102	4,411	4,648
	___________	___________	___________
	119,930	120,991	122,477
	___________	___________	___________

Current assets:
Inventories	21,490	18,566	16,866
Accounts receivable	83,812	51,420	37,898
Cash and cash equivalents	15,998	11,520	3,948
	___________	___________	___________
	121,300	81,506	58,712

TOTAL ASSETS	241,230	202,497	181,189
	___________	___________	___________

LIABILITIES
Non-current liabilities:
Debt	7,795	7,905	9,638
Deferred tax	12,411	12,807	13,459
Employee benefit obligations	6,018	6,239	6,873
Other provisions	7,114	6,781	5,525
Other	4,395	4,020	5,675
	___________	___________	___________
	37,733	37,752	41,170
	___________	___________	___________

Current liabilities:
Debt	6,714	5,479	7,173
Accounts payable and accrued liabilities	82,912	52,678	38,399
Taxes payable	12,510	10,789	10,471
Employee benefit obligations	302	300	301
Other provisions	1,254	1,430	1,128
	___________	___________	___________
	103,692	70,676	57,472

TOTAL LIABILITIES	141,425	108,428	98,642
	___________	___________	___________
Equity attributable to shareholders	92,353	87,829	77,813

Minority interests	7,452	6,240	4,734
	___________	___________	___________
TOTAL EQUITY	99,805	94,069	82,547
	___________	___________	___________
TOTAL LIABILITIES AND EQUITY	241,230	202,497	181,189
	___________	___________	___________

Summarised statement of cash flows (see note 1 and 7)

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3	CASH FLOW FROM OPERATING ACTIVITIES:
2005	2005			2005	2004

9,391	5,461	5,620	Income for the period	21,658	14,515
			Adjustment for:
5,548	5,086	3,457	Taxation accrued	14,945	9,544
120	204	111	Interest accrued	484	645
2,903	3,136	2,708	Depreciation, depletion and amortisation	9,194	8,655
(352)	193)	184)	(Profit)/loss on sale of assets	(1,103)	859)
(5,490)	1,918)	2,234)	Decrease/(increase) in net working capital	(8,959)	4,237)
(3,073)	1,080)	1,278)	Share of profit of equity accounted investments	(5,512)	(3,562)
2,761	1,515	859	Dividends received from equity accounted investments	5,268	2,731
(112)	142)	147	Deferred taxation and other provisions	(646)	(142)
(1,159)	246)	134)	Other	(1,102)	(356)
______	______	______		______	______
10,537	11,823	9,072	Cash flow from operating activities (pre-tax)	34,227	26,934
______	______	______		______	______
(3,891)	5,501)	2,194)	Taxation paid	(12,579)	(6,746)
______	______	______		______	______
6,646	6,322	6,878	Cash flow from operating activities	21,648	21,648
______	______	______		______	______
			CASH FLOW FROM INVESTING ACTIVITIES:
(3,787)	(3,736)	(3,192)	Capital expenditure	(10,457)	(8,911)
416	490	447	Proceeds from sale of assets	1,914	1,300
			Proceeds from sales and (additions):
3,734	(61)	116	Equity accounted investments	3,535	(380)
113	274	121	Investments: financial assets	363	1,069
251	177	147	Interest received	618	332
______	______	______		______	______
727	(2,856)	(2,361)	Cash flow from investing activities	(4,027)	(6,590)
______	______	______		______	______
			CASH FLOW FROM FINANCING ACTIVITIES:
1,138	(22)	144	Net increase/(decrease) in debt	439	(2,963)
(284)	(275)	(245)	Interest paid	(813)	(671)
90	452	272	Change in minority interests	893	860
(1,937)	-	(698)	Net issue/(repurchase) of shares	(2,433)	(698)
			Dividends paid to:
(1,910)	(2,086)	(2,895)	Shareholders of Royal Dutch Shell	(8,824)	(7,309)
(130)	(58)	(84)	Minority interests	(235)	(202)
			Treasury shares:
125	131	(313)	Net sales/(purchases) and dividends received	399	(738)
______	______	______		______	______
(2,908)	(1,858)	(3,819)	Cash flow from financing activities	(10,574)	(11,721)
______	______	______		______	______
13	(170)	6	Currency translation differences relating to cash and cash equivalents	(250)	(37)
______	______	______		______	______
4,478	1,438	704	INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	6,797	1,840
______	______	______		______	______
11,520	10,082	3,244	Cash and cash equivalents at beginning of period	9,201	2,108

15,998	11,520	3,948	Cash and cash equivalents at end of period	15,998	3,948

Operational data - Upstream

QUARTERS					NINE MONTHS
Q3	Q2	Q3
2005	2005	2004%[1]			2005	2004	%
thousand b/d				CRUDE OIL PRODUCTION	thousand b/d

516	566	547		Europe	551	585
370	375	398		Africa	374	408
222	233	246		Asia Pacific	229	249
512	413	507		Middle East, Russia, CIS	439	473
289	403	378		USA	364	373
70	80	110		Other Western Hemisphere	81	109
___________	___________	___________			___________	___________
1,979	2,070	2,186		Total crude oil production excluding oil sands	2,038	2,197
98	98	93		Oil sands	91	86
___________	___________	___________			___________	___________
2,077	2,168	2,279	-9	Total crude oil production including oil sands	2,129	2,283	-7

million scf/d [2]				NATURAL GAS PRODUCTION	million scf/d [2]
				AVAILABLE FOR SALE
2,268	3,175	2,673		Europe	3,455	3,463
341	383	392		Africa	370	373
2,267	2,225	2,131		Asia Pacific	2,287	2,091
231	256	671		Middle East, Russia, CIS	253	695
948	1,357	1,294		USA	1,228	1,342
496	479	545		Other Western Hemisphere	495	541
___________	___________	___________			___________	___________
6,551	7,875	7,706	-15		8,088	8,505	-5

million scf/d [2]				BARRELS OF OIL EQUIVALENT	thousand b/d3
907	1,113	1,008		Europe	1,147	1,182
429	441	466		Africa	438	472
613	617	613		Asia Pacific	623	610
552	457	623		Middle East, Russia, CIS	483	593
453	637	601		USA	575	604
155	163	204		Other Western Hemisphere	166	202

3,109	3,428	3,515		Total production excl oil sands	3,432	3,663
98	98	93		Oil sands	91	86
___________	___________	___________			___________	___________
3,207	3,526	3,608	-11	Total production incl oil sands	3,523	3,749	-6

1 Q3 on Q3 change
[2] scf/d = standard cubic feet per day; 1 standard cubic feet = 0.0283 cubic metre
[3] Natural gas converted to oil equivalent at 5.8 million scf/d = thousand b/d

Operational data – Upstream (continued)

QUARTERS	NINE MONTHS
Q3	Q2	Q3

2005	2005	2004
2005	2005	2004%[1]	2005	2004	%

million tonnes	LIQUEFIED NATURAL GAS (LNG)	million tonnes

2.48	2.48	2.44	+2	Equity LNG sales volume	7.84	7.39	+6

$/bbl	Realised Oil Prices	$/bbl
56.89	48.22	38.16	WOUSA	49.79	34.07
56.24	47.08	38.68	USA	48.15	34.52
56.83	48.05	38.23	Global	49.56	34.13

$/thousand scf	Realised Gas Prices	$/thousand scf
4.24	4.61	3.58	Europe	4.72	3.63
3.70	3.48	2.70	WOUSA (including Europe)	3.61	2.72
8.35	7.31	6.18	USA	7.41	6.02
4.59	4.39	3.50	Global	4.43	3.47

1 Q3 on Q3 change

Operational data - Downstream

QUARTERS				NINE MONTHS
Q3	Q2	Q3
2005	2005	2004%[1]			2005	2004	%
thousand b/d					thousand b/d
				REFINERY PROCESSING INTAKE
1,774	1,775	1,784		Europe	1,785	1,771
853	829	1,019		Other Eastern Hemisphere	850	969
909	988	1,009		USA	965	1,063
374	389	393		Other Western Hemisphere	382	371

3,910	3,981	4,205	-7		3,982	4,174	-5

				OIL SALES
2,230	2,587	2,799		Gasolines	2,449	2,757
770	844	898		Kerosines	818	829
2,142	2,449	2,469		Gas/Diesel oils	2,344	2,351
783	875	777		Fuel oil	854	865
700	703	747		Other products	715	764

6,625[2]	7,458	7,690	-14	Total oil products*	7,180	7,566	-5
2,864[2]	5,116	5,580		Crude oil	4,130	5,268

9,489	12,574	13,270	-28	Total oil sales	11,310	12,834	-12

				*comprising
2,094	2,037	2,179		Europe	2,086	2,109
1,236	1,243	1,312		Other Eastern Hemisphere	1,236	1,325
1,558[2]	2,540	2,550		USA	2,168	2,522
722	697	757		Other Western Hemisphere	706	744
1,015	941	892		Export sales	984	866

thousand tonnes				CHEMICAL SALES VOLUMES BY MAIN PRODUCT CATEGORY[3]**	thousand tonnes
3,324	3,418	3,532		Base chemicals	10,255	10,609
2,238	2,192	2,433		First line derivatives	6,737	7,247
27	37	115		Other	105	340

5,589	5,647	6,080	-8		17,097	18,196	-6

				**comprising
2,495	2,440	2,586		Europe	7,512	7,783
1,305	1,264	1,389		Other Eastern Hemisphere	3,890	4,178
1,630	1,784	1,937		USA	5,200	5,740
159	159	168		Other Western Hemisphere	495	495
$ million				CHEMICAL SALES - NET PROCEEDS[4]	$ million
2,092	2,230	2,134		Europe	6,710	5,629
1,123	1,104	1,234		Other Eastern Hemisphere	3,463	3,203
1,512	1,630	1,587		USA	4,861	4,296
174	180	170		Other Western Hemisphere	543	434

4,901	5,144	5,125	-4		15,577	13,562	+15
709	808	617		By-products	2,268	1,720

5,610	5,952	5,742	-2		17,845	15,282	+17

[1] Q3 on Q3 change

[2] Certain contracts are classified as held for trading purposes and reported net rather than gross with effect from Q3 2005. The effect in Q3 2005 is a reduction in Total oil products sales of approximately 850 thousand b/d and a reduction on Crude oil sales of 2,000 thousand b/d.

[3] Excluding volumes sold by equity accounted investments, chemical feedstock trading and by-products
[4] Excluding proceeds from equity accounted investments and chemical feedstock trading

Capital investment

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2005	2005	2004		2005	2004
			Capital expenditure:
			Exploration & Production:
2,276	2,204	1,896	World outside USA	6,362	5,144
318	227	217	USA	775	788
______	______	______		______	______
2,594	2,431	2,113		7,137	5,932

			Gas & Power:
334	460	360	World outside USA	1,124	1,027
-	1	5	USA	2	28
______	______	______		______	______
334	461	365		1,126	1,055

			Oil Products:
			Refining:
290	310	215	World outside USA	748	593
56	55	61	USA	153	229
______	______	______		______	______
346	365	276		901	822

			Marketing:
317	250	232	World outside USA	700	577
34	34	45	USA	100	66
______	______	______		______	______
351	284	277		800	643

			Chemicals:
52	47	59	World outside USA	122	136
46	70	48	USA	173	190
______	______	______		______	______
98	117	107		295	326

64	78	54	Other segments	198	133

3,787	3,736	3,192	TOTAL CAPITAL EXPENDITURE	10,457	8,911

			Exploration expense:
127	121	103	World outside USA	340	249
56	35	65	USA	117	119
______	______	______		______	______
183	156	168		457	368

			New equity in equity accounted investments

85	135	94	World outside USA	278	283
12	2	4	USA	15	244
______	______	______		______	______
97	137	98		293	527

38	106	90	New loans to equity accounted investments	273	284

4,105	4,135	3,548	TOTAL CAPITAL INVESTMENT*	11,480	10,090

			*comprising
2,839	2,708	2,356	Exploration & Production	7,902	6,577
342	467	387	Gas & Power	1,145	1,329
707	656	561	Oil Products	1,717	1,486
152	191	188	Chemicals	481	546
65	113	56	Other segments	235	152
______	______	______		______	______
4,105	4,135	3,548		11,480	10,090

Notes

NOTE 1. Accounting policies and basis of presentation

In the third quarter 2005, under the Unification transaction, Royal Dutch Shell plc became the Parent Company of Royal Dutch Petroleum Company (Royal Dutch) and The ‘‘Shell’’ Transport and Trading Company, plc (Shell Transport) by acquiring all outstanding shares of Shell Transport and approximately 98.5% of the outstanding shares of Royal Dutch.

The comparative periods represent information for Royal Dutch Shell as if it acquired 100% of Royal Dutch and Shell Transport. For financial reporting purposes, the existing 1.5% minority holders in Royal Dutch will be shown in the Royal Dutch Shell consolidated financial statements as a minority interest in Royal Dutch Shell from 10 August 2005, as prior to that time those holders had a right to participate in the Exchange Offer and receive Royal Dutch Shell shares. As a result, the average quarterly net income attributable to the minority will be prorated for the period from 10 August 2005 through 30 September 2005. This presentation for accounting purposes does not affect the entitlement of the Royal Dutch minority to the third quarter dividend declared by Royal Dutch, payable on 15 December 2005, or reflect a change in their underlying economic interest in the Group companies. Included in Income attributable to Minority Interests in the Statement of Income for the third quarter 2005 and in Minority Interests in the Summarised Balance Sheet are $46 million and $842 million attributable to minority holders in Royal Dutch. There are no comparatives for prior quarters.

These Financial Statements are considered historical and give retroactive effect for all periods presented to the Unification Transaction, which has been accounted for using a carry-over basis of the historical costs of the assets and liabilities of Royal Dutch, Shell Transport and other companies comprising the Royal Dutch/Shell Group of Companies. The interest of the minority shareholders in Royal Dutch has also been accounted for using a carry-over basis of the historical costs of its consolidated assets and liabilities.

With effect from 2005, the quarterly financial statements, including comparative data, have been prepared in accordance with International Financial Reporting Standards (IFRS). The full details of the accounting policies under IFRS, are available under www.shell.com/investor.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products segment earnings. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on Royal Dutch Shell’s results of operations but are not a measure of financial performance under IFRS.

On this basis, Oil Products segment cost of sales of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of use of the first-in-first-out (FIFO) method of inventory accounting. The adjustment from Income to an estimated current cost of supplies basis has no related balance sheet entry. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects.

NOTE 3. Discontinued operations

Income from discontinued operations, comprising gains and losses on disposals and results of operations for the period, is provided in the statement of income in accordance with IFRS for separate major lines of business or geographical areas of operations.

Earnings by segment relating to discontinued operations, included within the segment earnings on page 12, are as follows:

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2005	2005	2004		2005	2004

(93)	-	32	Chemicals segment earnings	(307)	94
-	-	(9)	Corporate segment earnings	-	(29)
(93)	-	23	Income from discontinued operations	(307)	65

Basic earnings per share for the third quarter 2005 for discontinued operations were $(0.01). Basic earnings per share for the second quarter 2005 for discontinued operations were nil.

NOTE 4. Return on average capital employed (ROACE)

ROACE on an income basis is the sum of the current and previous three quarters’ income attributable to shareholders plus interest, less tax and minority interest as a percentage of the average of Royal Dutch Shell’s share of closing capital employed and the opening capital employed a year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level.

Components of the calculation ($ million):

Income attributable to shareholders (four quarters)	25,520
Royal Dutch Shell share of interest expense after tax	688
ROACE numerator	26,208
Royal Dutch Shell share of capital employed – opening	93,660
Royal Dutch Shell share of capital employed – closing	105,779
Royal Dutch Shell share of capital employed – average	99,720
ROACE	26.3%

NOTE 5. Earnings by industry segment

Operating segment results are before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment. Operating segment results are after tax and include equity accounted investments. Segment results in accordance with International Accounting Standard 14 “Segment Reporting” will be disclosed in Royal Dutch Shell’s Annual Report and Accounts, with a reconciliation to the basis as presented here.

NOTE 6. Equity

Total equity comprises equity attributable to the shareholders of Royal Dutch Shell (share capital and additional paid-in capital, treasury shares, retained earnings and other reserves, cumulative currency translation differences, unrealised gains/(losses) on securities, unrealised gains/(losses) on cash flow hedges) and, disclosed separately, the minority interest in equity. The minority interest in equity includes any non-Shell Group share of these items.

	Sep 30	Jun 30	Sep 30
	2005	2005	2004
Share capital	578	583	584
Non-equity share capital	-	-	20
Additional paid in capital	5,675	5,638	5,523
Treasury shares	(3,772)	(3,941)	(4,168)
Other reserves	103	142	(345)
Retained earnings	89,769	85,407	76,199
Total	92,353	87,829	77,813
Minority interests	7,452	6,240	4,734
Total equity	99,805	94,069	82,547

NOTE 7. Statement of cash flows

This statement reflects cash flows of Royal Dutch Shell and its subsidiaries as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore exclude currency translation differences except for those arising on cash and cash equivalents.

Under IFRS, income for the periods in these statements is before deduction of minority interests, unlike previous practice where it was added back in ‘other’. This change has no impact on total cash from operating activities.

Write offs of previously capitalised exploratory well costs are now added back within ‘cash flow from operating activities’ under ‘other’ and are not deducted from capital expenditure. This is also reflected in the capital investment table with no change in total capital investment.

Cash from operating activities excluding net working capital movements and taxation paid/accrued is calculated using the following line items from the cash flow statement:

QUARTERS			$ million	NINE MONTHS
Q3	Q2	Q3
2005	2005	2004		2005	2004
6,646	6,322	6,878	Cash flow from operating activities	21,648	20,188
5,548	5,086	3,457	Taxation accrued	14,945	9,544
(5,490)	(1,918)	(2,234)	Decrease/(increase) in net working capital	(8,959)	(4,237)
(3,891)	(5,501)	(2,194)	Taxation paid	(12,579)	(6,746)
10,479	8,655	7,849		28,241	21,627

NOTE 8. Contingencies and litigation – Reserves recategorisation

The US Department of Justice investigation and proceedings by the US Securities and Exchange Commission (SEC) and the UK Financial Services Authority (FSA) with respect to Shell in regards of the recategorisation of Shell's proved oil and gas reserves for periods prior to 2004, have all been settled. The Dutch Authority for the Financial Markets (AFM) have announced that their findings do not give rise to any further actions at this time. The class action against certain Shell companies on behalf of employees participating in US savings plans under the US Employee Retirement Income Security Act (ERISA) has been settled. Shell also has reached a settlement, subject to court approval in the Derivative action case.

Pending in relation to the recategorisation issues are investigations by Euronext Amsterdam and the California Department of Corporations, and a securities class action in United States courts. With respect to these pending actions and investigations, the management cannot currently predict the manner and timing of the resolution of these pending matters, is currently unable to estimate the range of possible losses from such matters and does not currently believe the resolution of these pending matters will have a material impact on Royal Dutch Shell’s financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

NOTE 9. Earnings per Royal Dutch Shell share

The total number of Royal Dutch Shell shares in issue at the end of the period was 6,780.2 million.

Royal Dutch Shell reports earnings per share on a basic and on a diluted basis, based on the weighted average number of Royal Dutch Shell (combined A and B) shares outstanding. Shares held in respect of share options and other incentive compensation plans are deducted in determining basic earnings per share. Basic earnings per share calculations are based on the following weighted average number of shares (millions):

Royal Dutch Shell shares of €0.07

Q3	Q2	Q3	Nine Months	Nine Months
2005	2005	2004	2005	2004
6,676.5	6,724.5	6,754.8	6,711.4	6,781.6

Diluted earnings per share calculations are based on the following weighted average number of shares (millions). This adjusts the basic number of shares for all stock options currently in-the-money.

Royal Dutch Shell shares of €0.07

Q3	Q2	Q3	Nine Months	Nine Months
2005	2005	2004	2005	2004
6,703.5	6,744.1	6,761.4	6,732.5	6,786.2

Basic shares at the end of the following periods are (millions):

Royal Dutch Shell shares of €0.07

Q3	Q2	Q3
2005	2005	2004
6,608.2	6,726.7	6,736.8

One (1) American Depository Receipt (ADR) is equal to two (2) Royal Dutch Shell shares.

Appendix 2: Market Commentary

The average Brent crude price in the third quarter was $61.55 a barrel compared with $41.55 a barrel in the same quarter last year. WTI prices averaged $63.20 a barrel compared with $43.90 a year earlier. Crude prices are expected to remain robust for the balance of this year against ongoing supply concerns amid rising seasonal demand and limited OPEC capacities. Crude prices will be influenced by the pace of crude production and refinery facilities recovery in the Gulf of Mexico.

In the third quarter of 2005, average cash market prices for natural gas at Henry Hub rose to $9.50 per million BTU, compared to $6.94 in the second quarter and $5.47 in the third quarter of 2004. Over the past couple of months with rising prices and supply interruptions, bid week pricing levels have been significantly lower than daily spot averages. Other regions of North America also experienced higher prices in the third quarter, but not to the same extent as Henry Hub, which is located adjacent to the affected Gulf of Mexico supply region. Regional differentials relative to Henry Hub generally widened in the third quarter 2005.

Rotterdam and Singapore complex margins benefited from product arbitrage opportunities to the US, but were mitigated by tanker freights. Singapore margins were influenced by weak Chinese gasoil import requirement as regulated domestic prices continued to lag behind international prices. Over the third quarter of 2005, industry refining margins averaged $18.00, $17.75, $6.05 and $3.00 per barrel in US Gulf Coast, US West Coast, Rotterdam, and Singapore, compared to $8.30, $10.85, $4.95, and $2.85 per barrel in the same period last year.

Petrochemicals trading conditions in the third quarter were dominated by the high feedstock prices along with limited chemicals products supply. Near-term shortages in the USA of petrochemicals products resulted in higher product prices more than offset by production cost increases.

In Europe industry cracker margins were lower than a year ago and the second quarter 2005, as a result of lower petrochemicals product prices and high naphtha feedstock costs. In the USA, industry ethane cracker margins were higher than a year ago but declined from the second quarter 2005.

This announcement contains forward-looking statements that are subject to risk factors. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables which could cause actual results or trends to differ materially, including, but not limited to: the failure of the Board of Royal Dutch to approve the restructuring; the failure to obtain any necessary consents and approvals in necessary in order to consummate the restructuring; the costs related to the restructuring; the failure of the restructuring to achieve the expected benefits; and other factors affecting the Shell Group's businesses generally, including, but not limited to, price fluctuations in crude oil and natural gas, changes in demand for the Shell Group’s products, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and successful negotiation and consummation of such transactions, the risk of doing business in developing countries and countries subject to international sanctions, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Each forward-looking statement speaks only as of the date of the particular statement. Please refer to the Annual Report on Form 20-F/A of Royal Dutch and Shell Transport for the year ending December  31, 2004 for a description of certain important factors, risks and uncertainties that may affect the businesses of the Shell Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 27 October 2005